Exhibit 99.1

Seanergy Maritime Holdings Corp. to Acquire Two Additional Capesize Vessels

March 18, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has entered into agreements with unaffiliated third parties to purchase two Capesize vessels. Following their delivery, the size of the Company’s fleet will increase to 14 Capesize vessels with an aggregate cargo capacity of approximately 2.5 million dwt.

The first vessel was built in 2013 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 176,000 deadweight tons (“dwt”) and shall be renamed M/V Flagship. The vessel is expected to be delivered to the Company by the end of April 2021, subject to the satisfaction of certain customary closing conditions.

The second vessel was built in 2010 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 182,000 dwt and shall be renamed M/V Patriotship. The vessel is expected to be delivered to the Company by the end of May 2021, subject to the satisfaction of certain customary closing conditions.

The special survey and ballast water treatment system installation for both vessels were completed recently by the current owners and therefore the Company does not anticipate incurring significant capital expenditure for these vessels at least for the next two years. Moreover, M/V Patriotship is fitted with an exhaust gas cleaning system (scrubber).

The aggregate purchase price for the two vessels is approximately $55 million and is expected to be funded with cash on hand. The Company is also in discussions with leading financial institutions to finance part of the acquisition cost at competitive financing terms.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are very pleased to announce the acquisition of two high-quality Capesize vessels built at reputable shipyards in Japan. The M/Vs Flagship and Patriotship, both delivering promptly and in a rapidly increasing market environment, represent great added value for Seanergy, the only U.S. listed pure-play Capesize company. Following the delivery of these two vessels and a third acquisition announced last month, our fleet’s cargo carrying capacity will increase by 28% as compared to the beginning of the year.

The average of the Baltic Capesize Index for the current quarter stands at substantially higher levels than for the same period in recent years, while the Capesize forward freight contracts (“FFA”) for the second half of 2021 are trading at $23,000 per day. Based on current FFA rates, the incremental net revenue from all three acquisitions announced so far this year may exceed $15 million for the remainder of the year, assuming the expected deliveries for the vessels. Seanergy is ideally positioned to capture the substantial improvement of the market as all the vessels of our fleet will be deployed in the spot market or on index-linked time charters.

Since the beginning of 2021 we have concluded or have agreed to significant accretive transactions and we will continue to actively pursue similar deals, aiming to create substantial shareholder value in the coming years.”

Company Fleet upon Vessels’ delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked
Geniuship	Capesize	170,058	2010	Sungdong	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui Engineering	Voyage/Spot
Leadership	Capesize	171,199	2001	Koyo – Imabari	Voyage/Spot
Tradership	Capesize	176,925	2006	Japanese Shipyard	N/A
Flagship	Capesize	176,387	2013	Japanese Shipyard	N/A
Patriotship	Capesize	181,709	2010	Japanese Shipyard	N/A
Total		2,461,138	14

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the new vessels, the Company’s operating fleet will consist of 14 Capesize vessels with an average age of 12 years and aggregate cargo carrying capacity of approximately 2,461,138 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s ability to continue as a going concern; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC,  its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com